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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                       FORM 15

            Certification and Notice of Termination of Registration under
                 Section 12(g) of the Securities Exchange Act of 1934
          or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                       of the Securities Exchange Act of 1934.

                           Commission File Number 0-24082.

                               STANDARD FINANCIAL, INC.
                (Exact name of registrant as specified in its charter)

                                800 Burr Ridge Parkway
                                Burr Ridge, IL  60521
                                    (630) 986-4900
            (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock, $.01 Par Value per Share
               (Title of each class of securities covered by this Form)

                                         None
            (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)           [x]       Rule 12h-3(b)(1)(ii)     [ ]
    Rule 12g-4(a)(1)(ii)          [ ]       Rule 12h-3(b)(2)(i)      [ ]
    Rule 12g-4(A)(2)(i)           [ ]       Rule 12h-3(b)(2)(ii)     [ ]
    Rule 12g-4(a)(2)(ii)          [ ]       Rule 15d-6               [ ]
    Rule 12h-3(b)(1)(i)           [x]

    Approximate number of holders of record as of the certification or notice date: One (1).

    Pursuant to the requirements of the Securities Exchange Act of 1934, Standard Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  September 11, 1997         Standard Financial, Inc.

                                  By:  TCF National Bank Illinois, successor
                                       through merger to Standard Financial,
                                       Inc.
                                  By:  TCF Financial Corporation, sole
                                       shareholder of TCF National Bank
                                       Illinois and successor issuer to
                                       Standard Financial, Inc. in accordance
                                       with Rule 12g-4(b).



                                  By:  /s/ Gregory J. Pulles
                                       --------------------------------------
                                       Gregory J. Pulles
                                       Its: Vice Chairman and General Counsel

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.